Phone:	(212) 885-5205
Email:	mmmurphy@blankrome.com

April 22, 2020

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Ms. Samantha Brutlag

Re:	Spirit of America Real Estate Income and Growth Fund (“Real Estate Fund”), Spirit of America Large Cap Value Fund (“Value Fund”), Spirit of America Municipal Tax Free Bond Fund (“Municipal Tax Free Bond Fund”), Spirit of America Income Fund (“Income Fund”) and Spirit of America Income & Opportunity Fund (“Opportunity Fund”), each a series of the Spirit of America Investment Fund, Inc.

Registration Statement on Form N-1A
File Numbers: 333-27925 and 811-08231

Dear Ms. Brutlag:

On behalf of the Real Estate Fund, the Value Fund, the Municipal Tax Free Bond Fund, the Income Fund and the Opportunity Fund (each a “Fund” and together the “Funds”), each a series of the Spirit of America Investment Fund, Inc. (the “Company”) this letter is in response to the comments received on April 14, 2020 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Post-Effective Amendment No. 63 to its Registration Statement on Form N-1A filed on February 28, 2020 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). We have set forth below, in bold face type, the text of each comment, followed by the applicable Fund’s response.

All Funds

1.	Please re-order each Fund’s principal risk disclosures in its summary prospectus so that the four or five most material risks (ie, the most reasonably likely to effect net asset value, yield and total return) are listed first (in lieu of disclosing them in alphabetical order). See ADI 2019- 08, “Improving Principal Risks Disclosure” at www.sec.gov.

RESPONSE: Each Fund will list the risks shown below the Fund’s name on Appendix A hereto (risk headings only) at the beginning of the principal risks disclosure in such Fund’s summary prospectus, with all other risks to follow alphabetically.

2.	Please consider the significant market impacts of the current COVID-19 pandemic and whether risk disclosure should be added to the prospectus regarding such impacts.

RESPONSE: The Company filed a Supplement to the Funds’ Summary Prospectuses and Prospectus (each dated May 1, 2019) with the Commission on March 25, 2020 that contained disclosure regarding the market impacts of COVID-19. The disclosure in such Supplement will be included in the Funds’ Summary Prospectuses and Prospectus that will be filed on April 29, 2020.

3.	Please provide the following for each Fund (in complete, final form): (i) Expense Table & Expense Example; and (ii) Bar Chart & Performance Table.

RESPONSE: The requested items for each Fund are provided in Appendix B hereto.

Summary Prospectus – Spirit of America Real Estate Income and Growth Fund

4.	Revise the disclosure under “Portfolio Manager” on page 5 to only include the information required by Item 5 of Form N-1A.

RESPONSE: The Real Estate Fund has revised the disclosure under “Portfolio Manager” on page 5 as set forth below:

Portfolio Manager: Douglas Revello serves as the Portfolio Manager and is primarily responsible for the day-to-day management of the Real Estate Fund. Mr. Revello became the Co-Portfolio Manager for the Real Estate Fund effective November 18, 2015 and transitioned to Portfolio Manager on July 1, 2016. Mr. Revello has been associated with the Adviser since May 18, 2009.

Summary Prospectus – Spirit of America Large Cap Value Fund

5.	Revise the disclosure under “Portfolio Manager” on page 9 to only include the information required by Item 5 of Form N-1A.

RESPONSE: The Value Fund has revised the disclosure under “Portfolio Manager” on page 9 as set forth below:

Portfolio Manager: Douglas Revello serves as the Portfolio Manager and is primarily responsible for the day-to-day management of the Value Fund. Mr. Revello has served as the Portfolio Manager of the Value Fund since January 10, 2018. Mr. Revello has been associated with the Adviser since May 18, 2009.

Summary Prospectus – Spirit of America Municipal Tax Free Bond Fund

6.	Under “Principal Risks of Investing in the Municipal Tax Free Bond Fund” section consider adding risk disclosure for certain types of investments (municipal bonds, industrial development bonds, municipal lease agreements and certificates of participation) which are listed in the Fund’s “Principal Investment Strategy.”

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RESPONSE: The Municipal Tax Free Bond Fund has added the following two risks under the section titled “Principal Risks of Investing in the Municipal Tax Free Bond Fund”:

•	Industrial Development Bond Risk − Industrial development bonds are revenue bonds issued by or on behalf of public authorities to obtain funds to finance various public and/or privately operated facilities. To the extent that investments in the industrial development sector represent a significant portion of the Municipal Tax Free Bond Fund’s portfolio, it will be sensitive to changes in, and its performance may depend to a greater extent on, the overall condition of the industrial development sector. These bonds are normally secured only by the revenues from the project and are not general obligations of the issuer or otherwise secured by state or local government tax receipts. Generally, the value and credit quality of these bonds are sensitive to the risks related to an economic slowdown.

•	Municipal Securities Risk − Municipal securities risk includes the risk that issuers of municipal securities (such as municipal bonds and certificates of participation in municipal lease agreements), including governmental issuers, may be unable to pay their obligations as they come due. The values of municipal securities that depend on a specific revenue source to fund their payment obligations may fluctuate as a result of actual or anticipated changes in the cash flows generated by the revenue source or changes in the priority of the municipal obligation to receive the cash flows generated by the revenue source. The values of municipal securities held by the Municipal Tax Free Bond Fund may be adversely affected by local political and economic conditions and developments. In addition, income from municipal securities held by the Municipal Tax Free Bond Fund could be declared taxable because of, among other things, unfavorable changes in tax laws, adverse interpretations by the Internal Revenue Service or state tax authorities, or noncompliant conduct of an issuer or other obligated party. Loss of tax-exempt status may cause interest received and distributed to shareholders by the Municipal Tax Free Bond Fund to be taxable and may result in a significant decline in the values of such municipal securities.

7.	Revise the disclosure under “Portfolio Managers” on page 14 to only include the information required by Item 5 of Form N-1A.

RESPONSE: The Municipal Tax Free Bond Fund has revised the disclosure under “Portfolio Managers” on page 14 as set forth below:

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Portfolio Managers: Mark Reilly serves as the Portfolio Manager and is primarily responsible for the day-to-day management of the Municipal Tax Free Bond Fund. Mr. Reilly has been the Portfolio Manager of the Municipal Tax Free Bond Fund since January 10, 2018. Mr. Reilly has been associated with the Adviser since November 18, 2015.

Douglas Revello serves as the Co-Portfolio Manager of the Municipal Tax Free Bond Fund. Mr. Revello served as Portfolio Manager of the Municipal Tax Free Bond Fund from November 17, 2015 until January 10, 2018 and prior to that he served as Co- Portfolio Manager of the Municipal Tax Free Bond Fund from May 18, 2009 until November 17, 2015. Mr. Revello has been associated with the Adviser since May 18, 2009.

Summary Prospectus – Spirit of America Income Fund

8.	Under “Principal Risks of Investing in the Income Fund” section consider adding risk disclosure for certain types of investments (derivatives and private placements) which are listed in the Fund’s “Principal Investment Strategy.”

RESPONSE: The Income Fund has removed the reference to investments in derivatives (futures, options and swaps) from the “Principal Investment Strategy” section of its summary prospectus. In addition, the Income Fund has added the following risk to the “Principal Risks of Investing in the Income Fund” section of its summary prospectus:

•	Private Placement Risk − Private placement risk is the risk that investments in private placements are illiquid. Privately placed securities may be difficult to sell promptly or at reasonable prices and might thereby cause the Income Fund difficulty in satisfying redemption requests. Privately placed securities are typically fair valued and generally have no secondary trading market; therefore, such investments may be more difficult to value than publicly traded securities. Difficulty in valuing a private placement may make it difficult to accurately determine the Income Fund’s exposure to private placement investments, which could cause it to invest to a greater extent than permitted in illiquid investments and subject it to increased risks. Private placement investments may involve a high degree of business and financial risk and may result in substantial losses. These factors may have a negative effect on the Income Fund’s performance.

9.	Revise the disclosure under “Portfolio Managers” on page 19 to only include the information required by Item 5 of Form N-1A.

RESPONSE: The Income Fund has revised the disclosure under “Portfolio Managers” on page 19 as set forth below:

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Portfolio Managers: Mark Reilly serves as the Portfolio Manager and is primarily responsible for the day-to-day management of the Income Fund. Mr. Reilly became the Co-Portfolio Manager of the Income Fund effective November 18, 2015 and transitioned to Portfolio Manager on July 1, 2016. Mr. Reilly has been associated with the Adviser since November 18, 2015.

Douglas Revello serves as Co-Portfolio Manager of the Income Fund and has served in this capacity since May 1, 2018. Mr. Revello has been associated with the Adviser since May 18, 2009.

Summary Prospectus – Spirit of America Income & Opportunity Fund

10.	Revise the disclosure under “Portfolio Manager” on page 25 to only include the information required by Item 5 of Form N-1A.

RESPONSE: The Opportunity Fund has revised the disclosure under “Portfolio Manager” on page 25 as set forth below:

Portfolio Manager: Mark Reilly serves as the Portfolio Manager and is primarily responsible for the day-to-day management of the Opportunity Fund. Mr. Reilly began serving as Portfolio Manager of the Opportunity Fund on January 16, 2020. Mr. Reilly has been associated with the Adviser since November 18, 2015.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Margaret M. Murphy
Margaret M. Murphy

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Appendix A

Risks To Be Listed at the Beginning of Principal Risks Section of Summary Prospectus

Spirit of America Real Estate Income and Growth Fund

Industry Risk

REITs Risk

Risk of Loss

Real Estate Risk

MLP Risk

Spirit of America Large Cap Value Fund

Market Risk

Volatility Risk

Risk of Loss

Dividend Payment Risk

Large Capitalization Company Risk

Spirit of America Municipal Tax Free Bond Fund

Interest Rate Risk

Credit Risk

Call Risk

Market Risk

Spirit of America Income Fund

Interest Rate Risk

Credit Risk

Call Risk

Dividend Payment Risk

Market Risk

Spirit of America Income & Opportunity Fund

Interest Rate Risk

Credit Risk

Call Risk

Market Risk

Dividend Payment Risk

Appendix B

Spirit of America Real Estate Income and Growth Fund

(i) Expense Table & Expense Example

Fees and Expenses of the Real Estate Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Real Estate Fund. The sales charge you pay for Class A Shares of the Real Estate Fund depends upon the dollar amount invested. You may qualify for sales charge discounts if you invest at least $250,000 in the Funds comprising Spirit of America Investment Funds, Inc., which include the Real Estate Fund, the Spirit of America Large Cap Value Fund, the Spirit of America Municipal Tax Free Bond Fund, the Spirit of America Income Fund, the Spirit of America Income & Opportunity Fund and the Spirit of America Energy Fund, collectively referred to as the “Spirit of America Investment Funds.” (In addition, the Spirit of America Energy Fund, which is offered in a separate prospectus, offers sales charge discounts if you invest at least $25,000 in that fund.) More information about these and other discounts is available from your financial professional and in the sections titled “Additional Information About How to Purchase Shares” and “Distribution Arrangements – Sale of Class A Shares” of the Real Estate Fund’s prospectus and in the section titled “How to Purchase Shares” of the Real Estate Fund’s Statement of Additional Information (“SAI”).

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.25%	None	None
Maximum Deferred Sales Charge (Load)(1) (as a percentage of net asset value)	1.00%	1.00%	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Institutional Shares
Management Fees	0.97%	0.97%	0.97%
Distribution (12b-1) Fees	0.30%	1.00%	0.00%
Other Expenses	0.27%	0.27%	0.27%
Total Annual Fund Operating Expenses	1.54%	2.24%	1.24%

(1)	A Contingent Deferred Sales Charge (“CDSC”) of 1.00% may be imposed on redemptions of Class A Shares that were purchased within one year of the redemption date where an indirect commission was paid. CDSC on Class C Shares applies to shares sold within 13 months of purchase.

Example: This Example is intended to help you compare the cost of investing in the Real Estate Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Real Estate Fund for the time periods indicated and that you sell your shares at the end of those periods. The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Fund would be:

	1 year	3 years	5 years	10 years
Class A Shares	$673	$986	$1,320	$2,263
Class C Shares – no redemption	$227	$700	$1,200	$2,575
Class C Shares – with redemption	$327	$700	$1,200	$2,575
Institutional Shares	$126	$393	$ 681	$1,500

(ii) Bar Chart & Performance Table

Performance Information: The bar chart and performance table below illustrate the risks of investing in the Real Estate Fund by showing changes in the Real Estate Fund’s performance from year to year and by showing how the Real Estate Fund’s average annual total returns compare with those of a broad measure of market performance. The Real Estate Fund’s past performance (before and after taxes) does not necessarily indicate how the Real Estate Fund will perform in the future.

The bar chart shows the changes in the annual total returns for each of the last ten calendar years for the Real Estate Fund’s Class A Shares. Sales loads and account fees are not reflected in the bar chart; if they were, returns would be less than those shown. Performance information for Institutional Shares will be included when that share class has been operational for a full calendar year. Updated performance information, current through the most recent month end, is available by calling Ultimus Fund Solutions, LLC, the Fund’s transfer agent (the “Transfer Agent”), at 1-800-452-4892.

The performance information displayed in the bar chart is the performance of Class A Shares only, which will differ from Class C Shares and Institutional Shares to the extent the classes do not have the same expenses and inception dates.

Real Estate Fund’s Annual Returns (%)

Class A Shares

Best Quarter	16.25% in the quarter ended March 31, 2019

Worst Quarter	(18.24)% in the quarter ended September 30, 2011

The performance table shows how the Real Estate Fund’s average annual returns compare with those of its benchmark, the MSCI US REIT Index.

PERFORMANCE TABLE

(Average annual total returns for the periods ended December 31, 2019)

	1 Year	5 Years	10 Years	Since Inception(1)
Spirit of America Real Estate Income and Growth Fund – Class A
Return Before Taxes	21.29%	4.58%	9.94%	6.42%
Return After Taxes on Distributions(2)(3)	19.12%	2.68%	8.73%	4.87%
Return After Taxes on Distributions and Sale of Fund Shares(2)(3)	13.79%	3.20%	7.89%	4.69%
Spirit of America Real Estate Income and Growth Fund – Class C
Return Before Taxes	26.15%	N/A	N/A	7.58%
Spirit of America Real Estate Income and Growth Fund – Institutional
Return Before Taxes	N/A	N/A	N/A	N/A
MSCI US REIT Index(4)	25.83%	7.04%	11.93%	9.05%

(1)	Class A Shares of the Real Estate Fund commenced operations on January 9, 1998. Class C Shares of the Real Estate Fund commenced operations on March 15, 2016. Institutional Shares of the Real Estate Fund are a newly formed class and performance information will be included when that share class has been operational for a full calendar year.
(2)	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. After-tax returns shown are for Class A Shares and will vary from after-tax returns for Class C Shares and Institutional Shares to the extent that the classes do not have the same expenses and inception dates.
(3)	Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. The Return After Taxes on Distributions and Sale of Fund Shares for a period may be greater than the Return After Taxes on Distributions for the same period if there was a loss realized on the sale of Fund shares. The benefit of the tax loss (to the extent it can be used to offset other gains) may result in a higher return.
(4)	The Morgan Stanley Capital International (“MSCI”) US REIT Index is an unmanaged index. The MSCI US REIT Index is a free float- adjusted market capitalization weighted index that is comprised of equity REITs that are included in the MSCI US Investable Market 2500 Index, with the exception of specialty equity REITs that do not generate a majority of their revenue and income from real estate rental and leasing operations. The index represents approximately 85% of the US REIT universe. The performance of an index assumes no transaction costs, taxes, management fees or other expenses. The Since Inception performance reported for the MSCI US REIT Index is reflective of the inception date of Class A Shares of the Real Estate Fund. A direct investment in an index is not possible.

Spirit of America Large Cap Value Fund

(i) Expense Table & Expense Example

Fees and Expenses of the Value Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Value Fund. The sales charge you pay for Class A Shares of the Value Fund depends upon the dollar amount invested. You may qualify for sales charge discounts if you invest at least $250,000 in the Funds comprising Spirit of America Investment Funds, Inc., which include the Spirit of America Real Estate Growth and Income Fund, the Value Fund, the Spirit of America Municipal Tax Free Bond Fund, the Spirit of America Income Fund, the Spirit of America Income & Opportunity Fund and the Spirit of America Energy Fund, collectively referred to as the “Spirit of America Investment Funds.” (In addition, the Spirit of America Energy Fund, which is offered in a separate prospectus, offers sales charge discounts if you invest at least $25,000 in that fund.) More information about these and other discounts is available from your financial professional and in the sections titled “Additional Information About How to Purchase Shares” and “Distribution Arrangements – Sale of Class A Shares” of the Value Fund’s prospectus and in the section titled “How to Purchase Shares” of the Value Fund’s Statement of Additional Information (“SAI”).

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.25%	None	None
Maximum Deferred Sales Charge (Load)(1) (as a percentage of net asset value)	1.00%	1.00%	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Institutional Shares
Management Fees	0.97%	0.97%	0.97%
Distribution (12b-1) Fees	0.30%	1.00%	0.00%
Other Expenses	0.25%	0.25%	0.25%
Total Annual Fund Operating Expenses	1.52%	2.22%	1.22%

(1)	A Contingent Deferred Sales Charge (“CDSC”) of 1.00% may be imposed on redemptions of Class A Shares that were purchased within one year of the redemption date where an indirect commission was paid. CDSC on Class C Shares applies to shares sold within 13 months of purchase.

Example: This Example is intended to help you compare the cost of investing in the Value Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Value Fund for the time periods indicated and that you sell your shares at the end of those periods. The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Value Fund would be:

Fees and Expenses of the Value Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Value Fund. The sales charge you pay for Class A Shares of the Value Fund depends upon the dollar amount invested. You may qualify for sales charge discounts if you invest at least $250,000 in the Funds comprising Spirit of America Investment Funds, Inc., which include the Spirit of America Real Estate Growth and Income Fund, the Value Fund, the Spirit of America Municipal Tax Free Bond Fund, the Spirit of America Income Fund, the Spirit of America Income & Opportunity Fund and the Spirit of America Energy Fund, collectively referred to as the “Spirit of America Investment Funds.” (In addition, the Spirit of America Energy Fund, which is offered in a separate prospectus, offers sales charge discounts if you invest at least $25,000 in that fund.) More information about these and other discounts is available from your financial professional and in the sections titled “Additional Information About How to Purchase Shares” and “Distribution Arrangements – Sale of Class A Shares” of the Value Fund’s prospectus and in the section titled “How to Purchase Shares” of the Value Fund’s Statement of Additional Information (“SAI”).

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.25%	None	None
Maximum Deferred Sales Charge (Load)(1) (as a percentage of net asset value)	1.00%	1.00%	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Institutional Shares
Management Fees	0.97%	0.97%	0.97%
Distribution (12b-1) Fees	0.30%	1.00%	0.00%
Other Expenses	0.25%	0.25%	0.25%
Total Annual Fund Operating Expenses	1.52%	2.22%	1.22%

(1)	A Contingent Deferred Sales Charge (“CDSC”) of 1.00% may be imposed on redemptions of Class A Shares that were purchased within one year of the redemption date where an indirect commission was paid. CDSC on Class C Shares applies to shares sold within 13 months of purchase.

Example: This Example is intended to help you compare the cost of investing in the Value Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Value Fund for the time periods indicated and that you sell your shares at the end of those periods. The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Value Fund would be:

	1 year	3 years	5 years	10 years
Class A Shares	$672	$980	$1,310	$2,242
Class C Shares – no redemption	$225	$694	$1,190	$2,554
Class C Shares – with redemption	$325	$694	$1,190	$2,554
Institutional Shares	$124	$387	$ 670	$1,477

(ii) Bar Chart & Performance Table

Performance Information: The bar chart and performance table below illustrate the risks of investing in the Value Fund by showing changes in the Value Fund’s performance from year to year and by showing how the Value Fund’s average annual total returns compare with those of a broad measure of market performance. The Value Fund’s past performance (before and after taxes) does not necessarily indicate how the Value Fund will perform in the future.

The bar chart shows the changes in annual total returns for each of the last ten calendar years for the Value Fund’s Class A Shares. Sales loads and account fees are not reflected in the bar chart; if they were, returns would be less than those shown. Performance information for Institutional Shares will be included when that share class has been operational for a full calendar year. Updated performance information, current through the most recent month end, is available by calling Ultimus Fund Solutions, LLC, the Fund’s transfer agent (the “Transfer Agent”), at 1-800-452-4892.

The performance information displayed in the bar chart is the performance of Class A Shares only, which will differ from Class C Shares and Institutional Shares to the extent the classes do not have the same expenses and inception dates.

Value Fund’s Annual Returns (%)

Class A Shares

Best Quarter	12.47% in the quarter ended March 31, 2019

Worst Quarter	(14.55)% in the quarter ended September 30, 2011

The performance table shows how the Value Fund’s average annual returns compare with those of its benchmark, the S&P 500 Index.

PERFORMANCE TABLE

(Average annual total returns for the periods ended December 31, 2019)

	1 Year	5 Years	10 Years	Since Inception(1)
Spirit of America Large Cap Value Fund – Class A
Return Before Taxes	22.72%	7.46%	9.69%	7.26%
Return After Taxes on Distributions(2)(3)	21.52%	6.43%	9.11%	6.79%
Return After Taxes on Distributions and Sale of Fund Shares(2)(3)	14.24%	5.67%	7.88%	6.02%
Spirit of America Large Cap Value Fund – Class C
Return Before Taxes	27.59%	N/A	N/A	12.04%
Spirit of America Large Cap Value Fund – Institutional
Return Before Taxes	N/A	N/A	N/A	N/A
S&P 500 Index(4)	31.49%	11.70%	13.56%	9.94%

(1)	Class A Shares of the Value Fund commenced operations on August 1, 2002. Class C Shares of the Value Fund commenced operations on March 15, 2016. Institutional Shares of the Value Fund are a newly formed class and performance information will be included when that share class has been operational for a full calendar year.

(2)	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. After-tax returns shown are for Class A Shares and will vary from after-tax returns for Class C Shares and Institutional Shares to the extent that the classes do not have the same expenses and inception dates.

(3)	Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. The Return After Taxes on Distributions and Sale of Fund Shares for a period may be greater than the Return After Taxes on Distributions for the same period if there was a loss realized on the sale of Fund shares. The benefit of the tax loss (to the extent it can be used to offset other gains) may result in a higher return.

(4)	The S&P 500 Index is an unmanaged capitalization-weighted index of 500 stocks designed to measure the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. The performance of an index assumes no transaction costs, taxes, management fees or other expenses. The Since Inception performance reported for the S&P 500 Index is reflective of the inception date of Class A Shares of the Value Fund. A direct investment in an index is not possible.

Spirit of America Municipal Tax Free Bond Fund

(i) Expense Table & Expense Example

Fees and Expenses of the Municipal Tax Free Bond Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Municipal Tax Free Bond Fund. The sales charge you pay for Class A Shares of the Municipal Tax Free Bond Fund depends upon the dollar amount invested. You may qualify for sales charge discounts if you invest at least $250,000 in the Funds comprising Spirit of America Investment Funds, Inc., which include the Spirit of America Real Estate Growth and Income Fund, the Spirit of America Large Cap Value Fund, the Spirit of America Municipal Tax Free Bond Fund, the Spirit of America Income Fund, the Spirit of America Income & Opportunity Fund and the Spirit of America Energy Fund, collectively referred to as the “Spirit of America Investment Funds.” (In addition, the Spirit of America Energy Fund, which is offered in a separate prospectus, offers sales charge discounts if you invest at least $25,000 in that fund.) More information about these and other discounts is available from your financial professional and in the sections titled “Additional Information About How to Purchase Shares” and “Distribution Arrangements – Sale of Class A Shares” of the Municipal Tax Free Bond Fund’s prospectus and in the section titled “How to Purchase Shares” of the Municipal Tax Free Bond Fund’s Statement of Additional Information (“SAI”).

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None
Maximum Deferred Sales Charge (Load)(1) (as a percentage of net asset value)	1.00%	1.00%	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Institutional Shares
Management Fees	0.60%	0.60%	0.60%
Distribution (12b-1) Fees	0.15%	1.00%	0.00%
Other Expenses	0.38%	0.38%	0.38%
Total Annual Fund Operating Expenses	1.13%	1.98%	0.98%
Fee Waiver and/or Expense Reimbursement(2)	(0.21)%	(0.21)%	(0.21)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(2)	0.92%	1.77%	0.77%

(1)	A Contingent Deferred Sales Charge (“CDSC”) of 1.00% may be imposed on redemptions of Class A Shares that were purchased within one year of the redemption date where an indirect commission was paid. CDSC on Class C Shares applies to shares sold within 13 months of purchase.

(2)	Spirit of America Management Corp. (the “Adviser”) has contractually agreed to waive advisory fees and/or reimburse expenses under an Operating Expenses Agreement so that the total operating expenses will not exceed 0.90%, 1.75% and 0.75% of the Class A Shares, Class C Shares and Institutional Shares average daily net assets, respectively, through April 30, 2021. The waiver does not include front end or contingent deferred loads, taxes, interest, dividend expenses, brokerage commissions or expenses incurred in connection with any merger, reorganization, or extraordinary expenses such as litigation. Any amounts waived or reimbursed by the Adviser are subject to reimbursement by the Fund within the following three years, provided the Fund is able to make such reimbursement and remain in compliance with the expense limitations stated above. The Operating Expense Agreement may be terminated at any time, by the Board of Directors, on behalf of the Fund, upon sixty days written notice to the Adviser.

Example: This Example is intended to help you compare the cost of investing in the Municipal Tax Free Bond Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Municipal Tax Free Bond Fund for the time periods indicated and that you sell your shares at the end of those periods. The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Municipal Tax Free Bond Fund would be:

	1 year	3 years	5 years	10 years
Class A Shares	$564	$797	$1,048	$1,766
Class C Shares – no redemption	$180	$601	$1,048	$2,289
Class C Shares – with redemption	$280	$601	$1,048	$2,289
Institutional Shares	$ 79	$291	$ 521	$1,182

(ii) Bar Chart & Performance Table

Performance Information: The bar chart and performance table below illustrate the risks of investing in the Municipal Tax Free Bond Fund by showing changes in the Municipal Tax Free Bond Fund’s performance from year to year and by showing how the Municipal Tax Free Bond Fund’s average annual total returns compare with those of a broad measure of market performance. The Municipal Tax Free Bond Fund’s past performance (before and after taxes) does not necessarily indicate how the Municipal Tax Free Bond Fund will perform in the future.

The bar chart shows the changes in annual total returns from inception for the Municipal Tax Free Bond Fund’s Class A Shares. Sales loads and account fees are not reflected in the bar chart; if they were, returns would be less than those shown. Performance information for Institutional Shares will be included when that share class has been operational for a full calendar year. Updated performance information, current through the most recent month end, is available by calling Ultimus Fund Solutions, LLC, the Fund’s transfer agent (the “Transfer Agent”), at 1-800-452-4892.

The performance information displayed in the bar chart is the performance of Class A Shares only, which will differ from Class C Shares and Institutional Shares to the extent the classes do not have the same expenses and inception dates.

Municipal Tax Free Bond Fund’s Annual Returns (%)

Class A Shares

15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
-15.00%
2.31%
12.41%
8.91%
-8.39%
12.35%
3.01%
0.64%
4.75%
0.96%
5.06%
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

Best Quarter	5.60% in the quarter ended June 30, 2011

Worst Quarter	(6.32)% in the quarter ended December 31, 2010

The performance table shows how the Municipal Tax Free Bond Fund’s average annual return compares with that of its benchmark, the Bloomberg Barclays Municipal Bond Index.

PERFORMANCE TABLE

(Average annual total returns for the periods ended December 31, 2019)

	1 Year	5 Years	10 Years	Since Inception(1)
Spirit of America Municipal Tax Free Bond Fund - Class A
Return Before Taxes	0.09%	1.87%	3.53%	3.37%
Return After Taxes on Distributions(2)(3)	0.07%	1.86%	3.48%	3.27%
Return After Taxes on Distributions and Sale of Fund Shares(2)(3)	1.20%	2.14%	3.54%	3.41%
Spirit of America Municipal Tax Free Bond Fund – Class C
Return Before Taxes	3.30%	N/A	N/A	1.81%
Spirit of America Municipal Tax Free Bond Fund – Institutional
Return Before Taxes	N/A	N/A	N/A	N/A
Bloomberg Barclays Municipal Bond Index(4)	7.54%	3.53%	4.34%	4.75%

(1)	Class A Shares of the Municipal Tax Free Bond Fund commenced operations on February 29, 2008. Class C Shares of the Municipal Tax Free Bond Fund commenced operations on March 15, 2016. Institutional Shares of the Municipal Tax Free Bond Fund are a newly formed class and performance information will be included when that share class has been operational for a full calendar year.

(2)	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. After-tax returns shown are for Class A Shares and will vary from after-tax returns for Class C Shares and Institutional Shares to the extent that the classes do not have the same expenses and inception dates.

(3)	Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. The Return After Taxes on Distributions and Sale of Fund Shares for a period may be greater than the Return After Taxes on Distributions for the same period if there was a loss realized on the sale of Fund shares. The benefit of the tax loss (to the extent it can be used to offset other gains) may result in a higher return.

(4)	The Bloomberg Barclays Municipal Bond Index is an unmanaged index that covers the U.S. dollar-denominated long-term tax exempt bond market. The index has four main sectors: state and local general obligation bonds, revenue bonds, insured bonds and pre-refunded bonds. The performance of an index assumes no transaction costs, taxes, management fees or other expenses. The Since Inception performance reported for the Bloomberg Barclays Municipal Bond Index is reflective of the inception date of Class A Shares of the Municipal Tax Free Bond Fund. A direct investment in an index is not possible.

Spirit of America Income Fund

(i) Expense Table & Expense Example

Fees and Expenses of the Income Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Income Fund. The sales charge you pay for Class A Shares of the Income Fund depends upon the dollar amount invested. You may qualify for sales charge discounts if you invest at least $250,000 in the Funds comprising Spirit of America Investment Funds, Inc., which include the Spirit of America Real Estate Growth and Income Fund, the Spirit of America Large Cap Value Fund, the Spirit of America Municipal Tax Free Bond Fund, the Spirit of America Income Fund, the Spirit of America Income & Opportunity Fund and the Spirit of America Energy Fund, collectively referred to as the “Spirit of America Investment Funds.” (In addition, the Spirit of America Energy Fund, which is offered in a separate prospectus, offers sales charge discounts if you invest at least $25,000 in that fund.) More information about these and other discounts is available from your financial professional and in the sections titled “Additional Information About How to Purchase Shares” and “Distribution Arrangements – Sale of Class A Shares” of the Income Fund’s prospectus and in the section titled “How to Purchase Shares” of the Income Fund’s Statement of Additional Information (“SAI”).

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None
Maximum Deferred Sales Charge (Load)(1) (as a percentage of net asset value)	1.00%	1.00%	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Institutional Shares
Management Fees	0.60%	0.60%	0.60%
Distribution (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses(2)	0.29%	0.29%	0.29%
Total Annual Fund Operating Expenses	1.14%	1.89%	0.89%
Fee Waiver and/or Expense Reimbursements(2)	(0.03)%	(0.03)%	(0.03)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(2)	1.11%	1.86%	0.86%

(1)	A Contingent Deferred Sales Charge (“CDSC”) of 1.00% may be imposed on redemptions of Class A Shares that were purchased within one year of the redemption date where an indirect commission was paid. CDSC on Class C Shares applies to shares sold within 13 months of purchase.

(2)	Spirit of America Management Corp. (the “Adviser”) has contractually agreed to waive advisory fees and/or reimburse expenses under an Operating Expenses Agreement so that the total operating expenses will not exceed 1.10%, 1.85% and 0.85% of the Class A Shares, Class C Shares and Institutional Shares average daily net assets, respectively, through April 30, 2021. The waiver does not include front end or contingent deferred loads, taxes, interest, dividend expenses, brokerage commissions or expenses incurred in connection with any merger, reorganization, or extraordinary expenses such as litigation. Any amounts waived or reimbursed by the Adviser are subject to reimbursement by the Fund within the following three years, provided the Fund is able to make such reimbursement and remain in compliance with the expense limitations stated above. The Operating Expense Agreement may be terminated at any time, by the Board of Directors, on behalf of the Fund, upon sixty days written notice to the Adviser.

Example: This Example is intended to help you compare the cost of investing in the Income Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Income Fund for the time periods indicated and that you sell your shares at the end of those periods. The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Income Fund would be:

	1 year	3 years	5 years	10 years
Class A Shares	$586	$820	$1,073	$1,795
Class C Shares – no redemption	$192	$594	$1,021	$2,212
Class C Shares – with redemption	$292	$594	$1,021	$2,212
Institutional Shares	$ 88	$281	$ 490	$1,093

(ii) Bar Chart & Performance Table

Performance Information: The bar chart and performance table below illustrate the risks of investing in the Income Fund by showing changes in the Income Fund’s performance from year to year and by showing how the Income Fund’s average annual total returns compare with those of a broad measure of market performance. The Income Fund’s past performance (before and after taxes) does not necessarily indicate how the Income Fund will perform in the future.

The bar chart shows the changes in annual total returns from inception for the Income Fund’s Class A Shares. Sales loads and account fees are not reflected in the bar chart; if they were, returns would be less than those shown. Performance information for Institutional Shares will be included when that share class has been operational for a full calendar year. Updated performance information, current through the most recent month end, is available by calling Ultimus Fund Solutions, LLC, the Fund’s transfer agent (the “Transfer Agent”), at 1-800-452-4892.

The performance information displayed in the bar chart is the performance of Class A Shares only, which will differ from Class C Shares and Institutional Shares to the extent the classes do not have the same expenses and inception dates.

Income Fund’s Annual Returns (%)

Class A Shares

Best Quarter	7.18% in the quarter ended September 30, 2011

Worst Quarter	(4.20)% in the quarter ended December 31, 2010

The performance table shows how the Income Fund’s average annual return compares with that of its benchmark, the Bloomberg Barclays U.S. Aggregate Bond Index.

PERFORMANCE TABLE

(Average annual total returns for the periods ended December 31, 2019)

	1 Year	5 Years	10 Years	Since Inception(1)
Spirit of America Income Fund - Class A
Return Before Taxes	6.33%	3.50%	6.16%	7.11%
Return After Taxes on Distributions(2)(3)	4.87%	1.86%	4.26%	5.05%
Return After Taxes on Distributions and Sale of Fund Shares(2)(3)	3.92%	1.96%	4.01%	4.72%
Spirit of America Income Fund – Class C
Return Before Taxes	9.79%	N/A	N/A	4.71%
Spirit of America Income Fund – Institutional
Return Before Taxes	N/A	N/A	N/A	N/A
Bloomberg Barclays U.S. Aggregate Bond Index(4)	8.72%	3.05%	3.75%	3.94%

(1)	Class A Shares of the Income Fund commenced operations on December 31, 2008. Class C Shares of the Income Fund commenced operations on March 15, 2016. Institutional Shares of the Income Fund are a newly formed class and performance information will be included when that share class has been operational for a full calendar year.
(2)	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. After-tax returns shown are for Class A Shares and will vary from after-tax returns for Class C Shares and Institutional Shares to the extent that the classes do not have the same expenses and inception dates.
(3)	Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. The Return After Taxes on Distributions and Sale of Fund Shares for a period may be greater than the Return After Taxes on Distributions for the same period if there was a loss realized on sale of Fund shares. The benefit of the tax loss (to the extent it can be used to offset other gains) may result in a higher return.
(4)	The Bloomberg Barclays U.S. Aggregate Bond Index is an unmanaged index that measures the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market. The Bloomberg Barclays U.S. Aggregate Bond Index includes U.S. Treasuries, government-related and corporate securities, mortgage-backed securities (agency fixed-rate and hybrid ARM pass-throughs), asset-backed securities and commercial mortgage-backed securities (agency and non-agency). The performance of an index assumes no transaction costs, taxes, management fees or other expenses. The Since Inception performance reported for the Bloomberg Barclays U.S. Aggregate Bond Index is reflective of the inception date of Class A Shares of the Income Fund. A direct investment in an index is not possible.

Spirit of America Income & Opportunity Fund

(i) Expense Table & Expense Example

Fees and Expenses of the Opportunity Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Opportunity Fund. The sales charge you pay for Class A Shares of the Opportunity Fund depends upon the dollar amount invested. You may qualify for sales charge discounts if you invest at least $250,000 in the Funds comprising Spirit of America Investment Funds, Inc., which include the Spirit of America Real Estate Growth and Income Fund (the “Real Estate Fund”), the Spirit of America Large Cap Value Fund (the “Value Fund”), the Spirit of America Municipal Tax Free Bond Fund (the “Municipal Tax Free Bond Fund”), the Spirit of America Income Fund (the “Income Fund”), the Opportunity Fund, and the Spirit of America Energy Fund (the “Energy Fund”), collectively referred to as the “Spirit of America Investment Funds.” (In addition, the Energy Fund, which is offered in a separate prospectus, offers sales charge discounts if you invest at least $25,000 in that fund.) More information about these and other discounts is available from your financial professional and in the sections titled “Additional Information About How to Purchase Shares” and “Distribution Arrangements – Sale of Class A Shares” of the Opportunity Fund’s prospectus and in the section titled “How to Purchase Shares” of the Opportunity Fund’s Statement of Additional Information (“SAI”).

Shareholder Fees (fees paid directly from your investment)	Class A Shares	Class C Shares	Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%	None	None
Maximum Deferred Sales Charge (Load)(1) (as a percentage of net asset value)	1.00%	1.00%	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A Shares	Class C Shares	Institutional Shares
Management Fees	0.65%	0.65%	0.65%
Distribution (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses(2)	0.53%	0.53%	0.53%
Total Annual Fund Operating Expenses	1.43%	2.18%	1.18%
Fee Waiver and/or Expense Reimbursements(2)	(0.17)%	(0.17)%	(0.17)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(2)	1.26%	2.01%	1.01%

(1)	A Contingent Deferred Sales Charge (“CDSC”) of 1.00% may be imposed on redemptions of Class A Shares that were purchased within one year of the redemption date where an indirect commission was paid. CDSC on Class C Shares applies to shares sold within 13 months of purchase.
(2)	Spirit of America Management Corp. (the “Adviser”) has contractually agreed to waive advisory fees and/or reimburse expenses under an Operating Expenses Agreement so that the total operating expenses will not exceed 1.25%, 2.00% and 1.00% of the Class A Shares, Class C Shares and Institutional Shares average daily net assets, respectively, through April 30, 2021. The waiver does not include front end or contingent deferred loads, taxes, interest, dividend expenses, brokerage commissions or expenses incurred in connection with any merger, reorganization, or extraordinary expenses such as litigation. Any amounts waived or reimbursed by the Adviser are subject to reimbursement by the Fund within the following three years, provided the Fund is able to make such reimbursement and remain in compliance with the expense limitations stated above. The Operating Expense Agreement may be terminated at any time, by the Board of Directors, on behalf of the Fund, upon sixty days written notice to the Adviser.

Example: This Example is intended to help you compare the cost of investing in the Opportunity Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Opportunity Fund for the time periods indicated and that you sell your shares at the end of those periods. The example also assumes that each year your investment has a 5% return and Fund operating expenses remain the same. Although your actual costs and returns might be different, your approximate costs of investing $10,000 in the Opportunity Fund would be:

	1 year	3 years	5 years	10 years
Class A Shares	$614	$906	$1,219	$2,107
Class C Shares – no redemption	$221	$682	$1,169	$2,513
Class C Shares – with redemption	$321	$682	$1,169	$2,513
Institutional Shares	$103	$358	$ 633	$1,417

(ii) Bar Chart & Performance Table

Performance Information: The bar chart and performance table below illustrate the risks of investing in the Opportunity Fund by showing changes in the Opportunity Fund’s performance from year to year and by showing how the Opportunity Fund’s average annual total returns compare with those of a broad measure of market performance. The Opportunity Fund’s past performance (before and after taxes) does not necessarily indicate how the Opportunity Fund will perform in the future.

The bar chart shows the changes in annual total returns from inception for the Opportunity Fund’s Class A Shares. Sales loads and account fees are not reflected in the bar chart; if they were, returns would be less than those shown. Performance information for Institutional Shares will be included when that share class has been operational for a full calendar year. Updated performance information, current through the most recent month end, is available by calling Ultimus Fund Solutions, LLC, the Fund’s transfer agent (the “Transfer Agent”), at 1-800-452-4892.

The performance information displayed in the bar chart is the performance of Class A Shares only, which will differ from Class C Shares and Institutional Shares to the extent the classes do not have the same expenses and inception dates.

Opportunity Fund’s Annual Returns (%)

Class A Shares

Best Quarter	7.21% in the quarter ended June 30, 2016

Worst Quarter	(4.67)% in the quarter ended September 30, 2015

The performance table shows how the Opportunity Fund’s average annual return compares with that of its benchmark, the Bloomberg Barclays U.S. Aggregate Bond Index.

PERFORMANCE TABLE

(Average annual total returns for the periods ended December 31, 2019)

	1 Year	5 Years	Since Inception(1)
Spirit of America Income & Opportunity Fund - Class A
Return Before Taxes	7.08%	2.60%	3.50%
Return After Taxes on Distributions(2)(3)	5.80%	1.67%	2.47%
Return After Taxes on Distributions and Sale of Fund Shares(2)(3)	4.36%	1.66%	2.31%
Spirit of America Income & Opportunity Fund – Class C
Return Before Taxes	10.58%	N/A	5.46%
Spirit of America Income & Opportunity Fund – Institutional
Return Before Taxes	N/A	N/A	N/A
Bloomberg Barclays U.S. Aggregate Bond Index(4)	8.72%	3.05%	3.43%

(1)	Class A Shares of the Opportunity Fund commenced operations on July 8, 2013. Class C Shares of the Opportunity Fund commenced operations on March 15, 2016. Institutional Shares of the Opportunity Fund are a newly formed class and performance information will be included when that share class has been operational for a full calendar year.
(2)	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. After-tax returns shown are for Class A Shares and will vary from after-tax returns for Class C Shares and Institutional Shares to the extent that the classes do not have the same expenses and inception dates.
(3)	Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. The Return After Taxes on Distributions and Sale of Fund Shares for a period may be greater than the Return After Taxes on Distributions for the same period if there was a loss realized on sale of Fund shares. The benefit of the tax loss (to the extent it can be used to offset other gains) may result in a higher return.
(4)	The Bloomberg Barclays U.S. Aggregate Bond Index is an unmanaged index that measures the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market. The Bloomberg Barclays U.S. Aggregate Bond Index includes U.S. Treasuries, government-related and corporate securities, mortgage-backed securities (agency fixed-rate and hybrid ARM pass-throughs), asset-backed securities and commercial mortgage-backed securities (agency and non-agency). The performance of an index assumes no transaction costs, taxes, management fees or other expenses. The Since Inception performance reported for the Bloomberg Barclays U.S. Aggregate Bond Index is reflective of the inception date of Class A Shares of the Opportunity Fund. A direct investment in an index is not possible.